American Tax Credit Properties III L.P.

Supplement No. 5 dated December 26, 1991
to Prospectus dated February 7, 1990

This Supplement is part of, and should be read in conjunction with, the Prospectus of American Tax Credit Properties III L.P. (the "Partnership") dated February 7, 1990, as supplemented by Supplement No. 1 thereto dated June 6, 1990, Supplement No. 2 thereto dated November 21, 1990, Supplement No. 3 thereto dated December 20, 1990 and Supplement No. 4 thereto dated October 30, 1991 (collectively, the "Prospectus"). Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise defined herein.

INVESTOR CLOSINGS

An initial closing on the sale of Units occurred on June 13, 1990 at which time the Partnership issued to subscribers Units in the aggregate amount of $19,730,000, representing 19,730 Units. A second closing on the sale of units occurred on December 27, 1990 at which time the Partnership issued to subscribers Units and additional $9,622,000, representing 9,622 Units. A third closing on the sale of Units is expected to occur on December 31, 1991 and a fourth closing may take place in January 1992. The Offering will continue through December 31, 1991 (the "Offering Termination Date") and investors who subscribe prior to December 27, 1991, and whose funds are in escrow by December 31, 1991, are expected to be admitted at the closing on December 31, 1991.

SPECIFIED INVESTMENTS

The Partnership has entered into a Local Partnership Agreement with the Local General Partner of the Orange City Local Partnership on substantially the same terms as described in Supplement No. 4 to the Prospectus. Pursuant to the terms of an Amended and Restated Partnership Agreement dated as of October 1, 1991, the Partnership has made its initial capital contribution to the Orange City Local Partnership.

The Partnership has identified for investment Local Partnership Interests in Christian Street Commons Associates (the "Christian Street Commons Local Partnership"), a Pennsylvania limited partnership, which is developing Christian Street Commons Apartments in Philadelphia, Pennsylvania and East Bridge Street Associates (the "Mill Brook Local Partnership"), a Maine limited partnership which is developing the Mill Brook Apartments in Westbrook, Maine. In addition, the Partnership has identified for investment Local Partnership Interests in three Local Partnerships in Massachusetts, Maine and Maryland which have received or are anticipated to receive permanent mortgage loan financing from the Farmers Home Administration of the United States Department of Agriculture ("FmHA").

The Partnership has determined not to invest in Sabal Palms Apartments L.P. (as described in Supplements No. 3 and No. 4) and Prairie View Associates I and II Limited Partnership (as described in Supplement No. 2), because these partnerships did not receive final approval from their respective lenders for the closing of their first mortgage loans.

THE IDENTIFICATION OF THE ABOVE-DESCRIBED INVESTMENTS IS PRELIMINARY ONLY AND IS SUBJECT TO SATISFACTION OF SIGNIFICANT CONDITIONS PRECEDENT INCLUDING, BUT NOT LIMITED TO RECEIPT AND APPROVAL OF MORTGAGE LOAN FINANCING. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT ALL OR ANY OF THE INVESTMENTS WILL BE MADE IN ACCORDANCE WITH THE TERMS DESCRIBED BELOW OR THAT ANY WILL BE MADE AT ALL.

The Prospectus will be further supplemented during the term of the Offering to describe any material changes in the terms of the Partnership's proposed investments in the Local Partnerships described below and in the Prospectus and at such time that the General Partner believes a reasonable probability exists that any additional investments will be made by the Partnership.

In this and prior supplements to the Prospectus, the Partnership has identified for investment local partnership interests which are likely to account for allocable Gross Proceeds in excess of the amount expected to be raised through the termination of the Offering. Accordingly, the General Partner anticipates that it will select local partnerships from among those identified for investment in a manner which it believes to be in the best interest of the Partnership. Accordingly, some of the local partnerships described herein and in Supplement No. 4 may not be invested in by the Partnership, and the General Partner may substitute additional local partnerships in which the Partnership will invest.

CHRISTIAN STREET COMMONS APARTMENTS
PHILADELPHIA, PENNSYLVANIA

As of the date of this Supplement, the Partnership has entered into a letter of intent to acquire a 99% limited partnership interest in the Christian Street Commons Local Partnership, which is expected to be the owner of the Christian Street Commons Apartments (the "Christian Street Commons Complex"). As of the date of this Supplement, no other agreements have been entered into by the Partnership relating to the Christian Street Commons Complex.

Description of the Property. The Christian Street Commons Complex consists of five three-story brick buildings consisting of 18 units. The buildings were originally constructed in the early 1920s. It is anticipated that the rehabilitation of the buildings, will include new heating, plumbing and electrical systems, and that each apartment will have new carpeting, bathroom, kitchen and appliances.

The following is a breakdown of the apartment units contained in the Christian Street Commons Complex and the anticipated rental rates for leases commencing during 1992:

Apartment Type	Number of Units	Approximate Square Footage	Anticipated Monthly Rents
1 BR/1 BA	5	500	$332
2 BR/1 BA	12	615	$397-478
3 BR/1 BA	1	1,000	$608

The rehabilitation of the Christian Street Commons Complex is expected to commence in January 1992 and is expected to be substantially completed by August 1992. It is anticipated that the Christian Street Commons Complex will be designated as eligible to accept tenants holding Section 8 Certificates, permitting qualified low-income tenants to pay 30% of their income as rent, with the balance of the rent to be paid by the federal government. Although the Christian Street Commons Complex may be so designated, there can be no assurance that families holding Section 8 Certificates will choose to rent apartments in the Christian Street Commons Complex, either initially or upon subsequent vacancies, or that Section 8 funds will continue to be available for the entire 15-year Compliance Period. See "Investment Objectives and Policies--Section 8 Housing Assistance" and "--Section 8 Program Modifications and Congressional Hearings" in the Prospectus. All leases--will be for a term of one year.

Local General Partners. It is anticipated that the Local General Partners of the Christian Street Commons Local Partnership will be MBI Capital Corp. and Ferrari Builders, Inc., both Pennsylvania corporations.

The capital stock of MBI Capital Corp. is owned by Brad Ingerman. Mr. Ingerman has been involved in the syndication and development of real estate since 1981, and has acted as general partner for more than 30 real estate partnerships which have acquired market-rate and low-income apartment complexes, shopping centers, office buildings and hotels. MBI Capital Corp. is the local general partner of three local partnerships in which an Affiliate of the Partnership has invested.

Ferrari Builders, Inc. was formed in 1987, as a successor to Ferrari Enterprises, Inc. It is primarily engaged in general contracting. Its officers are Andrea Ferrari, President, and Albert Ferrari, Vice President. Ferrari Builders, Inc. has built approximately 150 units of low-income housing.

Management Agent. The Management Agent for the Christian Street Commons Complex is expected to be MBI Capital Corp., the Local General Partner. MBI Capital Corp. and its Affiliates have been involved in the management of low-income housing for over seven years, and have managed over 4,000 subsidized apartment units located in 20 different states. MBI Capital Corp. is the management agent for three local partnerships in which an Affiliate of the Partnership has invested.

Community Profile. The non-contiguous properties comprising the Christian Street Commons Complex are located on Christian Street between 5th Street and South 6th Street in South Philadelphia, less than one mile from the central business district. Urban renewal activity nearby has consisted mainly of spot rehabilitation and demolition of formerly under-utilized buildings which have been replaced with condominium and townhouse-style housing. The immediate area north, south and west of the Christian Street Commons Complex is comprised predominantly of residential townhouses, including 129 residential rental units invested in by an Affiliate of the Partnership.

Partnership Investment. The Christian Street Commons Local Partnership is expected to purchase the properties comprising the Christian Street Commons Complex in an arm's-length transaction for a total price of approximately $200,000. Based upon estimates provided by the Local General Partner, aggregate rehabilitation costs, including the purchase price of the Christian Street Commons Complex, are expected to be approximately $1,309,000. The amount of the Property Development Fee payable by the Christian Street Commons Local Partnership to the Local General Partner or its Affiliates will depend upon the actual costs of the rehabilitation of the Property and, therefore, cannot be finally determined until actual rehabilitation costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the Christian Street Commons Local Partnership may be paid as a Property Development Fee. Such amount is included in the projected rehabilitation costs of the Christian Street Commons Complex.

The Partnership's investment in the Christian Street Commons Local Partnership is expected to occur in conjunction with, and will be a prerequisite to, the initial disbursement of construction loan financing. The Partnership expects to acquire a 99% limited partnership interest in the Christian Street Commons Local Partnership by making a capital contribution to the Christian Street Commons Local Partnership of approximately $657,000, payable as follows: (a) approximately $261,000 when the Partnership is admitted to the Christian Street Commons Local Partnership in 1992, (b) approximately $76,000 in 1992, (c) approximately $126,630 at completion of the rehabilitation, and (d) $193,370 when the Christian Street Commons Complex has achieved break-even operations.

It is expected that the Christian Street Commons Local Partnership Agreement will provide for (i) adjustment of the Partnership's capital contributions and allocable Gross Proceeds attributable to its investment in the Christian Street Commons Local Partnership such that the finally determined amount of Low-Income Credits will be equal to approximately 1.6 times the Partnership's allocable Gross Proceeds attributable to its investment in the Christian Street Commons Local Partnership, and (ii) reimbursement to the Partnership by the Local General Partner for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. In addition, it is expected that the Christian Street Commons Local Partnership Agreement will provide that the Local General Partner will agree to purchase the Partnership's interests in the Christian Street Commons Local Partnership for an amount equal to the allocable Gross Proceeds attributable to the investment of the Partnership in the Christian Street Commons Local Partnership, at the option of the Partnership, if completion of construction of the Christian Street Commons Complex or certain other events do not occur in a timely manner.

It is expected that a Rehabilitation/Acquisition Services Fee and non-accountable Rehabilitation/Acquisition Services Expense Allowance in the aggregate amount of approximately $76,000 (in accordance with the guidelines

set forth in the Prospectus) will be paid by the Christian Street Commons Local Partnership to the General Partner subsequent to the admission of the Partnership to the Christian Street Commons Local Partnership.

Financing. It is anticipated that the Pennsylvania Housing Finance Agency ("PHFA") will issue its taxable bonds, the proceeds of which are expected to be used to provide a construction and permanent loan for the acquisition and rehabilitation of the Christian Street Commons Complex, in the principal amount of approximately $292,200. It is anticipated that the PHFA loan will bear interest at 8% per annum during the construction period, and approximately 9.75% per annum over the 25-year term of the permanent phase of the loan.

It is anticipated that additional financing for rehabilitation costs will be provided by a loan in the amount of $360,000 from the PHFA HOMES Program. Such loan is expected to bear interest over its 25-year term at 1% per annum and to permit deferral of debt service payments in any year in which revenues of the Christian Street Commons Complex are insufficient to pay debt service. Any amount so deferred must be paid in the next year in which revenues are sufficient to pay debt service, and if not so repaid, from Sale or Refinancing Proceeds prior to any distribution to the partners of the Christian Street Commons Local Partnership.

It is anticipated that the PHFA loan documents will limit distributions of cash to 15% of the Local Partnership's equity as calculated by PHFA. There can be no assurance that any funds will be available for distribution to the partners of the Christian Street Commons Local Partnership. Rehabilitation costs for the Christian Street Commons Complex will be funded by the Partnership's investment and the mortgage loans described above. The Local General Partner will be responsible for administering the rehabilitation of the Christian Street Commons Complex.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 99% to the Partnership and 1% to the Local General Partner. Operating Cash Flow, to the extent available and permitted as described under "Financing" above, is expected to be distributed 99% to the Partnership and 1% to the Local General Partner after payment of (i) Operating Loans, and (ii) an annual Local Partnership Administration Fee to the Local General Partner of up to 50% of available Operating Cash Flow in such year. Sale or Refinancing Proceeds remaining, after payment of all debts of the Christian Street Commons Local Partnership (including Operating Loans) and establishment of reserves, are expected to be distributed 99% to the Partnership and 1% to the Local General Partner until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the Christian Street Commons Local Partnership, and thereafter, 50% to the Partnership and 50% to the Local General Partner. It is expected that the Local General Partner will guarantee payment to the Partnership of $3,500, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by the Christian Street Commons Local Partnership to the Partnership, provided that any amounts paid pursuant to such guarantee will be treated as Operating Loans.

Operating Loans. It is expected that the Local General Partner will provide Operating Loans, to the Christian Street Commons Local Partnership to fund operating deficits occurring during the period commencing with completion of construction of the Christian Street Commons Complex and ending on the fifteenth anniversary of completion of construction. The Operating Loans will be repaid from 50% of Operating Cash Flow of the Christian Street Commons Local Partnership, or, to the extent not previously repaid, out of available Sale or Refinancing Proceeds. There can be no assurance that the Local General Partner will be able to comply with its obligation to fund Operating Loans at such time, if the Christian Street Commons Local Partnership suffers an operating deficit. The Local General Partner's inability to comply with such obligation could cause a default under a mortgage or other agreement concerning the Christian Street Commons Local Partnership, which default could result in recapture of Low-Income Credits. See "Risk Factors--Risks Associated with the Financial Resources of the Local General Partners or Guarantors" in the Prospectus.

Low-Income Credits. The Christian Street Commons Local Partnership has received a reservation of approximately $1,313,600 of Low-Income Credits over a ten-year period (approximately $131,360 per year). Such allocation was determined based upon the submission by the Local General Partner of a projected development budget and the anticipated eligible basis of the Christian Street Commons Complex. The actual Low-Income Credits generated by this property will depend on the final determination by the accountants of the actual development cost and the eligible basis of the Christian Street Commons Local Partnership.

Insurance. The Local General Partner, on behalf of the Christian Street Commons Local Partnership, will obtain and maintain insurance for the Christian Street Commons Complex in amounts of coverage approved by the Partnership. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate.

MILL BROOK ESTATES
WESTBROOK, MAINE

As of the date of this Supplement, the Partnership has entered into a letter of intent to acquire a 93% limited partnership interest in the Mill Brook Local Partnership, which is the owner of the Mill Brook Apartments (the "Mill Brook Complex"). As of the date of this Supplement, no other agreements have been entered into by the Partnership relating to the Mill Brook Complex.

Description of the Property. The Mill Brook Complex consists of 100 units for the elderly contained in one three-story building, construction of which was completed in December 1991. The building is of wood frame construction with a pitched asphalt shingle roof. Three residential wings of the Mill Brook Complex meet to form an open three-story entrance atrium. Areas off of the atrium include a laundry room, a community room with kitchen and several small offices. Initial occupancy of the first wing commenced in July 1991 and final certification of occupancy for the entire complex was received in December 1991.

The following is a breakdown of the apartment units contained in the Mill Brook Complex and the anticipated rental rates for leases commencing during 1992:

Apartment Type	Number of Units	Approximate Square Footage	Anticipated Monthly Rents
1 BR/1 BA	100	525	$342-$636

It is anticipated that not less than 56 apartment units will be rented to "qualified" low-income tenants with approximately 35 of such apartment units being occupied by Section 8 certificate holders. The remaining 44 apartment units may be made available to market rate tenants. The Section 8 certificate program in the City of Westbrook is administered by The Westbrook Housing Authority ("WHA"), an Affiliate of the Local General Partner. Although it is anticipated that a portion of the units will be occupied by families holding Section 8 certificates, there can be no assurance that such families will choose to rent apartments in the Mill Brook Complex, either initially or upon subsequent vacancies, or that Section 8 funds will continue to be available for the entire 15-year Compliance Period. See "Investment Objectives and Policies--Section 8 Housing Assistance" and "Section 8 Program Modifications and Congressional Hearings Relating to HUD" in the Prospectus. All leases will be for a term of one year.

Local General Partner and Management Agent. The General Partner of the Mill Brook Local Partnership is Westbrook Development Corporation ("WDC"). WDC is a Maine corporation formed solely to develop, own and manage the Mill Brook Complex. WDC is a wholly-owned Affiliate of WHA. The President of WDC is James M. Smith who also serves as the Executive Director of the WHA. Mr. Smith has served as Executive Director of the WHA since its founding in 1969. The WHA will be the management agent for the Mill Brook Complex. In addition to the Mill Brook Complex, the WHA owns and manages five low-income complexes and manages a sixth property for a private owner. The properties total 361 apartment units, all in the City of Westbrook. The Mill

Brook Local General Partner has received assistance in connection with the development and financial structuring of the Mill Brook Local Partnership from Portland Capital Corp. under similar terms as further described below under "FmHA Local Partnerships".

Community Profile. The Mill Brook Complex is located in the City of Westbrook, Maine, a suburb of Portland, Maine. Westbrook has a population of approximately 15,000 and is located in Cumberland County. Westbrook is served by Exit 8 of the Maine Turnpike and is a two-hour drive (100 miles) north of Boston, Massachusetts. The Mill Brook Complex is located in an area of private homes and small farms. Local bus service is available at the Mill Brook Complex to provide tenants with easy access to the shopping and retail services in the downtown area. The Westbrook Community Hospital is located one-half mile from the Mill Brook Complex. The Westbrook area is served by the Portland International Jetport located five miles from the Mill Brook Complex.

Partnership Investment. The Mill Brook Local Partnership purchased the site comprising the Mill Brook Complex in an arm's length transaction for a total price of approximately $450,000. Based upon estimates provided by the Local General Partner, aggregate development costs, including the purchase price of the Mill Brook site, are expected to be approximately $4,936,000. The amount of the Property Development Fee payable by the Mill Brook Local Partnership to the Local General Partner or its Affiliates will depend upon the actual costs of the development of the Property, and therefore cannot be finally determined until actual development costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the Mill Brook Local Partnership may be paid as a Property Development Fee. Such amount is included in the projected rehabilitation costs of the Mill Brook Complex.

The Partnership expects to acquire a 93% limited partnership interest in the Mill Brook Local Partnership by making a capital contribution to the Mill Brook Local Partnership of approximately $436,000, payable as follows: (a) approximately $150,000 when the Partnership is admitted to the Mill Brook Local Partnership in 1992, (b) approximately $54,000 in 1992, (c) approximately $104,000 at final mortgage loan closing, and (d) $128,000 when the Mill Brook Complex has achieved break-even operations.

It is expected the Mill Brook Local Partnership Agreement will be provide for (i) adjustment of the Partnership's capital contributions and allocable Gross Proceeds attributable to its investment in the Mill Brook Local Partnership such that the finally determined amount of Low-Income Credits will be equal to approximately 1.6 times the Partnership's allocable Gross Proceeds attributable to investment in the Mill Brook Local Partnership, and (ii) reimbursement to the Partnership by the Local General Partner for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. In addition, it is expected that the Mill Brook Local Partnership Agreement will provide that the Local General Partner will agree to purchase the Partnership's interests in the Mill Brook Local Partnership for an amount equal to the allocable Gross Proceeds attributable to the investment of the Partnership in the Mill Brook Local Partnership, at the option of the Partnership, if completion of construction of the Mill Brook Complex or certain other events do not occur in a timely manner.

It is expected that a Rehabilitation/Acquisition Services Fee and non-accountable Rehabilitation/Acquisition Services Expenses Allowance in the aggregate amount of approximately $54,000 (in accordance with the guidelines set forth in the Prospectus) will be paid by the Mill Brook Local Partnership to the General Partner subsequent to the admission of the Partnership to the Mill Brook Local Partnership.

Financing. First mortgage loan financing has been provided to the Mill Brook Local Partnership by the Maine State Housing Authority ("MSHA"). Permanent loan closing occurred in December 1991. The loan is in the amount of $4,500,000 for a 30-year term with an initial interest rate of 6.5% per annum. Over the first ten years of the loan, interest will increase each year at a fixed rate of .2%. In the tenth year interest will be 8.5% per annum and remain fixed at 8.5% for the remaining term of the loan.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 93% to the Partnership, 6% to the other limited partner (John Leasure, the architect of the Mill Brook Complex) and 1% to

the Local General Partner. Operating Cash Flow, to the extent available and permitted as described under "Financing" above, is expected to be distributed 93% to the Partnership, 6% to the other limited partners and 1% to the Local General Partner after payment of (i) Operating Loans, and (ii) an annual Local Partnership Administration Fee to the Local General Partner of up to 50% of available Operating Cash Flow in such year. Sale or Refinancing Proceeds remaining after payment of all debts of the Mill Brook Local Partnership (including Operating Loans) and establishment of reserves are expected to be distributed 93% to the Partnership, 6% to the other limited partner and 1% to the Local General Partner until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the Mill Brook Local Partnership, and thereafter, 50% to the Partnership and 50% to the Local General Partner and the other limited partner. It is expected that the Local General Partner will guarantee payment to the Partnership of $2,500, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by the Mill Brook Local Partnership to the Partnership, provided that any amounts paid pursuant to such guarantee will be treated as Operating Loans.

Operating Loans. It is expected that the Local General Partner will provide Operating Loans, to the Mill Brook Local Partnership to fund operating deficits occurring during the period commencing with completion of construction of the Mill Brook Complex and ending on the fifteenth anniversary of completion of construction. The Operating Loans will be repaid from 50% of Operating Cash Flow of the Mill Brook Local Partnership, or, to the extent not previously repaid, out of available Sale or Refinancing Proceeds. There can be no assurance that the Local General Partner will be able to comply with its obligation to fund Operating Loans at such time, if the Mill Brook Local Partnership suffers an operating deficit. The Local General Partner's inability to comply with such obligation could cause a default under a mortgage or other agreement concerning the Mill Brook Local Partnership, which default could result in recapture of Low-Income Credits. See "Risk Factors--Risks Associated with the Financial Resources of the Local General Partners or Guarantors" in the Prospectus.

Low-Income Credits. The Mill Brook Local Partnership has received a reservation of approximately $920,640 of Low-Income Credits over a ten-year period (approximately $92,064 per year). Such allocation was determined based upon the submission by the Local General Partner of a projected development budget and the anticipated eligible basis of the Mill Brook Complex. The actual Low-Income Credit generated by this property will depend on the final determination by the accountants of the actual development cost and the eligible basis of the Mill Brook Local Partnership.

Insurance. The Local General Partner, on behalf of the Mill Brook Local Partnership, will obtain and maintain insurance for the Mill Brook Complex in amounts of coverage approved by the Partnership. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate.

FMHA LOCAL PARTNERSHIPS

The Partnership has entered into letters of intent to acquire limited partnership interests in three Local Partnerships that have developed and/or are developing the three apartment complexes described below (the "FmHA Apartment Complexes"). See "Investment Objectives and Policies--Farmers Home Administration Rural Rental Housing Program" and "--Farmers Home Administration Rental Assistance Program". All of the FmHA Apartment Complexes have received or are expected to receive permanent mortgage financing from FmHA. FmHA rental assistance has been or is anticipated to be provided with respect to some or all of the units in certain of the FmHA Apartment Complexes, as described under "Investment Objectives and Policies--Farmers Home Administration Rural Rental Housing Program" and "--Farmers Home Administration Rental Assistance Program". It is anticipated that all of the units in the FmHA Apartment Complexes will be eligible for Low-Income Credits.

The FmHA Apartment Complexes described below are in various stages of development and lease-up. The General Partner believes that each of the FmHA Apartment Complexes will have adequate property insurance. However, there can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate. The tables included in this Supplement describe in greater detail information concerning the FmHA Apartment Complexes and the terms of investment of the Partnership in each FmHA Local

Partnership.

The Partnership will become the sole limited partner of each Local Partnership. The Partnership will make capital contributions to each FmHA Local Partnership which will generally be paid in four installments, subject to some or all of the following conditions: allocation or reservation by the applicable state agency of the amount of anticipated Low-Income Credits; completion of construction; issuance of certificates of occupancy; specific levels of occupancy by eligible tenants; and the operation of the FmHA Apartment Complexes at a specified net income level for a specified period of time.

Each Local Partnership Agreement will provide for (i) adjustment of the capital contributions of the Partnership, such that the finally determined amount of Low-Income Credits will be equal to approximately 1.6 times the Partnership's allocable Gross Proceeds attributable to its investment in each FmHA Local Partnership, and (ii) reimbursement to the Partnership by the Local General Partner for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. Each Local Partnership Agreement will provide or will be amended to provide that the Local General Partner will purchase the interest of the Partnership, if completion of construction of the FmHA Apartment Complexes or certain other events do not occur in a timely manner. For purposes of this paragraph, "Gross Proceeds" means the aggregate of the gross offering proceeds of the Partnership, attributable to its investment in any one of the FmHA Local Partnership.

It is expected that a Rehabilitation/Acquisition Services Fee and non-accountable Rehabilitation/Acquisition Services Expense Allowance in the amounts as set forth in the Prospectus will be paid by each FmHA Local Partnership to the General Partner subsequent to the admission of the Partnership to each FmHA Local Partnership.

Hurlock Meadow Apartments L. P. and Country View Associates, two of the FmHA Local Partnerships, have been and/or are expected to be, assisted by Portland Capital Corporation a Maine corporation, (the "FmHA Professionals"), in the development and financial structuring of these FmHA Apartment Complexes and/or FmHA Local Partnerships. The FmHA Professionals have received or will receive compensation from each Local General Partner utilizing their services in an amount equal to approximately 1.9% to 2.5% of the principal amount of the mortgage loan with respect to the applicable FmHA Apartment Complex. The applicable Local General Partners are also to reimburse the Partnership for certain expenses, including ongoing reporting and accounting expenses.

SUMMARY OF FmHA LOCAL PARTNERSHIPS

Partnership Name	Location of Property	Number of Units	Basic Monthly Rents	Anticipated (or actual) Completion Date	Government Assistance Anticipated	Permanent Mortgage Loan	Interest Rate *	Annual Reserve Amount
1. Nash Hill Associates	Williamsburg, MA	28	$444	April 1991 (Actual)	FmHA	$ 1,484,630	9%	$14,846
2. Hurlock Meadow Apartments L.P.	Hurlock, MD	30	$315	December 1991 (Actual)	FmHA	$1,282,300	9%	$12,823
3. Country View Associates	Pembroke, ME	16	$480-$520	June 1992	FmHA	$950,600	8.75%	$9,506

* Anticipated to be reduced to 1% per annum pursuant to the FmHA interest credit program. See "Investment Objectives and Policies--Farmers Home Administration Rural Rental Housing Program".

TERMS OF INVESTMENTS IN FmHA LOCAL PARTNERSHIPS

Local Partnership Name (Local General Partners/ Principals)	Management Agent	Anticipated Annual Property Management Fee	Approximate Aggregate Capital Contribution	Partnership's Ownership Interest (%) Profits, Losses Credits/Operating Cash Flow/Sale or Refinancing Proceeds	Anticipated Operating Deficit Loan Maximum Term/ Maximum Amount	Local Partnership's Approximate Aggregate Average Annual Tax Credit
1. Nash Hill Associates (Joseph M. Cloutier/Coastal Affordable Housing, Inc.)	Moseley & Fucci	$8,442	$302,575	99/50/50	15 years/$150,000	$60,721
2. Hurlock Meadow Apartments L.P. (John P. Seymour)	CSM*	$8,000	$340,366	99/50/50	5 years/128,000	$55,564
3. Country View Associates (Kenneth McCue)	Hughes Management	$8,640	$365,124	99/50/50	5 years/95,000	$59,606

* An Affiliate of the Local General Partner.

NASH HILL ASSOCIATES
(Nash Hill Place)

Nash Hill Place is a 28-unit Apartment Complex located in Williamsburg, Massachusetts. Nash Hill Place consists of one building containing a total of 28 one-bedroom apartment units. The building is of wood-frame construction on concrete slab foundation.

Construction of Nash Hill Place commenced in September 1990 and was completed in April 1991. Based on the information provided by the Local General Partner, it is anticipated that 100% of the units will be occupied by December 31, 1991. It is anticipated that 18 units will receive FmHA rental assistance and 8 units will receive rental assistance under a Massachusetts state rental assistance program. Two units will not receive any rental assistance.

HURLOCK MEADOW APARTMENTS L.P.
(Hurlock Meadow Apartments)

Hurlock Meadow Apartments is a 30-unit Apartment Complex being constructed in Hurlock, Maryland. Hurlock Meadow Apartments will consists of one building containing a total of 30 one-bedroom units for the elderly. The building will be of wood frame construction set on a concrete slab foundation with a pitched asphalt shingled roof. The building will also contain a laundry room and community room with kitchen.

Construction of Hurlock Meadow Apartments commenced in April 1991 and was completed in December 1991. Based upon the information provided by the Local General Partner, it is anticipated that 100% of the units will be occupied by February 1992. It is also anticipated that all 30 units will receive FmHA rental assistance.

COUNTRY VIEW ASSOCIATES
(Country View Apartments)

Country View Apartments is a 16-unit apartment complex being constructed in Pembroke, Maine. Country View Apartments will consist of one building containing a total of 16 one-bedroom units for the elderly. The building will be of wood frame construction with a pitched asphalt shingle roof. The building will have laundry facilities and a office/maintenance room.

Construction of Country View Apartments commenced in November 1991 and is anticipated to be completed by June 1992. Based upon the information provided by the Local General Partner, it is anticipated that 100% of the units will be occupied by August 1992. It is anticipated that all 16 units will receive FmHA rental assistance.

PRIOR PERFORMANCE

The Prior Performance Summary as to prior public programs is updated as follows:

With respect to Wilder Richman Historic Properties II, L.P. ("WRHP II"), in November 1991, Dixon Mill Associates I, II and III, Limited Partnerships, (the "Dixon Mill Operating Partnerships"), the three New Jersey limited partnerships in which WRHP II has invested, gave WRHP II notice that the Dixon Mill Operating Partnerships were in default under the mortgage loans securing the Dixon Mill apartment complex (the "Loans"), and that DVC, the general partner of the Dixon Mill Operating Partnerships, was not able to meet its financial obligations, including its operating deficit guarantees to the Dixon Mill Operating Partnerships. The Federal National Mortgage Association ("FNMA") has subsequently declared an acceleration of the Loans.

As a result of negotiations, on December 11, 1991 the FNMA, DVC, the Dixon Mill Operating Partnerships, WRHP II and Chase Manhattan Bank, N.A. ("Chase"), agreed to and drafted a loan modification commitment for the refinancing of its tax exempt bonds, which, if consummated, will result in a reduction in the mortgage payment and other financing costs of approximately $1,000,000 per year. Under the commitment, DVC, the Dixon Mill Operating Partnerships, WRHP II and Chase will each provide additional assistance in connection with the loan restructuring. WRHP II will, subject to the consent of a majority in interest of its investors, use approximately $1,000,000 in proceeds of a guaranteed investment contract due January 15, 1992 (a portion of which would have otherwise been distributed to the investors) to fund an operating deficit reserve and to pay certain loan and bond refinancing costs. If the loan modification is consummated, foreclosure (and corresponding recapture of historic tax credits previously allocated to investors) will be avoided.